Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RECEIPT
OF REQUISITE CONSENTS REGARDING ITS 9.125% SERIES 1
SENIOR UNSECURED DEBENTURES DUE 2017

Edmonton, Alberta, October 10, 2013 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced the expiry of its previously announced solicitation of consents in connection with a proposed amendment to the Indenture under which its outstanding 9.125% Series 1 Senior Unsecured Debentures due 2017 (the “Notes”) were issued.   The solicitation of consents is described in the Consent Solicitation Statement and the related Consent Form dated September 20, 2013.  Adoption of the proposed amendment to the Indenture requires the consents of the holders of at least two-thirds of the aggregate outstanding principal amount of the Notes, excluding any Notes owned by the Company or any of its subsidiaries (the “Requisite Consents”).

As of 5:00 p.m. (Toronto time) on October 9, 2013 (the “Expiration Time”), consents in excess of the Requisite Consents have been obtained.  Pursuant to the terms of the consent solicitation, the aggregate consent fee of $1,500,000 will be paid on a pro-rata basis to holders who have provided valid consents. Subject to the delivery of consents by consenting holders of Notes in accordance with the procedures outlined in, and the terms of, the consent solicitation, the Company expects to be able to complete the execution of the supplemental indenture reflecting the proposed amendment on or about October 17, 2013, following which the consent fee for each $1,000 principal amount of Notes will be calculated and paid.  Upon the execution of the supplemental indenture, all holders of Notes, including those who did not deliver a consent to the proposed amendment prior to the Expiration Time, will be subject to the terms of the supplemental indenture.

Further Information
NAEP has retained CIBC World Markets Inc. to serve as solicitation agent for the solicitation and Georgeson Shareholder Communications Canada Inc. to serve as the information agent.

This announcement is not a solicitation of consents with respect to the Notes. The solicitation is being made solely pursuant to the Consent Solicitation Statement and the related Consent Form. The solicitation is not being made to holders of notes in any jurisdiction in which the solicitation would not be in compliance with the laws of such jurisdiction. None of NAEP, the solicitation agent or the information agent is making any recommendation in connection with the solicitation.

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction and mining services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

Forward Looking Statements
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include general economic and market conditions, success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
Office: (780) 969-5574
Email: dbrunetta@nacg.ca